                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16a OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For the Month of November, 2001

ALTAREX CORP.
(Exact name of Registrant as specified in its charter)

610 LINCOLN STREET
WALTHAM, MA, USA 02451
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F
              ---                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X
     ---           ---


On October 31, 2001 AltaRex Corp. (the "Company") announced the closing of a private placement of Special Units, resulting in gross proceeds of C$12.6 million and the issuance of 7,200,000 Special Units. The full text of the press release issued in connection with the announcement is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

The Company is hereby filing its Interim Report to Shareholders for the Three and Nine Month Periods Ended September 30, 2001. The full text of the Interim Report to Shareholders for the Three and Nine Month Periods Ended September 30, 2001 is filed as Exhibit 99.2 to this Current Report on Form 6-K and is incorporated herein by reference.

                                INDEX TO EXHIBITS


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------
99.1 Press Release Regarding Private Placement of Special Units, dated October 31, 2001.

99.2 Interim Report to Shareholders for the Three and Nine Month Periods Ended September 30, 2001.

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ALTAREX CORP.

                                          By: /s/ Edward M. Fitzgerald
                                             ___________________________________

                                          Name:   Edward M. Fitzgerald


                                          Title:  Senior Vice President and
                                                  Chief Financial Officer

                                          Date:   November 2, 2001






                                      -2-